X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740




06017133


SEC MAIL PROCESSING
RECEIVED
SEP 2 8 2006
WASH, D.C.
151
SECTION


SEC MAIL PROCESSING
RECEIVED
WASH, D.C.
203
SECTION

DELIVERED BY MAIL

September 19, 2006

Office of International Corporate Finance
U.S. Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549 USA

SUPPL

To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

Please find enclosed the following documents for X-Cal Resources Ltd:

- News Release dated September 19, 2006
- Material Change Report dated September 19, 2006

PROCESSED
SEP 2 8 2006
THOMSON
FINANCIAL

Sincerely,

X-CAL RESOURCES LTD.

Celeste White

cw/
encl

dw 9/27

X-Cal Resources Ltd.

TSX/XCL **News Release** **September 19, 2006**

SUMMARY OF THE X-CAL ANNUAL GENERAL MEETING

The Annual Meeting of the Shareholders of X-Cal Resources Ltd. was held in Toronto this week. A vote of 99.2% of the ballots cast passed all resolutions as proposed by management. The strong voter turnout is appreciated.

X-Cal President Shawn Kennedy and Winthrop Rowe, M.Sc., updated the Shareholders on the activities of the company. A Power Point Presentation and the 2006 Annual Report augmented the talks. The AGM Power Point Presentation and the 2006 X-Cal Annual Report are available on the company website at www.x-cal.com.

SLEEPER GOLD PROJECT
Humboldt County, Nevada

Shawn Kennedy stated: "In April of this year, X-Cal purchased the 50% interest in the Sleeper Gold Project that was held by a joint-venture partner and achieved 100% ownership of the project.

Top independent consultants Dr. Jeffrey Hedenquist and Dr. Richard Sillitoe reviewed the project for X-Cal prior to the purchase. Kinross Gold Corporation has recently increased its shareholding in X-CAL. These are encouraging validations of our work."

The potential of Sleeper is summarized in a 2006 paper entitled: "Exploration Potential of The Sleeper Property, Nevada" by Dr. Richard Sillitoe. In his paper, Dr. Sillitoe compares the Sleeper gold system to both Midas in Nevada and El Peñón in Chile.

The AGM power point included a slide showing the vein pattern at El Peñón in Chile next to a slide of the priority targets at Sleeper, illustrating a more developed epithermal system next to the relatively unexplored Sleeper gold property. (See AGM 2006 Power Point Presentation @ www.x-cal.com.)

A current NI 43-101 type technical report by Thomason, Kornze and Rowe recommends a major drilling program for the Sleeper Gold Property. The above-mentioned documents are available at www.x-cal.com and provide a framework for understanding the technical aspects of the Sleeper Gold Project.

The exploration team is functioning well. They are professionals with "Nevada track records". Two of the members have major Nevada gold mines named after them (Newmont's Ken Snyder Midas Mine and Barrick's Betze Gold Mine). Collectively, the team members have very good reputations and specialize in a variety of geologic disciplines. (See photo on Page 6 of the 2006 X-Cal Annual Report.)

The data described in the above reports is used to plan drilling. Individuals provide their personal recommendations as a starting point. Current recommendations for Sleeper District drilling total 227 drill holes or approx 300,000 feet. A series of team meetings will distill the recommended work to approximately 150 drill holes totaling 150,000 feet, designed to test five "priority mine scale targets".

The phrase "mine scale target" as it is used by the team means an area as large or larger than the outline of the Sleeper Pit and Veins, where data indicates drill targets. The AGM 2006 Power Point Presentation outlines the priority target areas using this type of template. Win Rowe, M.Sc., displayed detail from the Sleeper database and explained some of the logic for drill site locations.

Past exploration by the Sleeper Joint Venture (New Sleeper Gold and X-Cal, with New Sleeper as operator) concentrated the majority of drilling in close proximity to the Sleeper Pit. A slide in the AGM power

point shows where drilling was concentrated and illustrates that the majority of the property is still relatively untested.

During the JV, a drill hole intercept of 179.5 ft averaging 0.35 opt gold (12.1 g/t Au) with 6.9 opt silver (239.4 g/t Ag), in the West Wood Area was encouraging, as well as some of the other intercepts from the JV work. These results are detailed in the March 2006 NI-43-101 report. Application of the "mine scale target criteria" has lowered the priority of these areas. The "West Wood" and "Facilities" areas may regain importance as adjuncts to potential new discoveries from current work.

Current drilling by X-CAL is testing along a +5KM area called "Range Front" located parallel and to the east of the mine site. The team has identified a "mine scale target" named "Range Front South" within this area. "Range Front South" is circled on one of the power point slides. Winthrop Rowe, M.Sc., discussed some of the data that attracted the team to this area.

The "Range Front" is scheduled for 15 drill holes. The proposed program to test the five priority areas involves approximately 150 drill holes. Funding for current work is from the existing treasury. Funding for the total program is a matter of ongoing discussion and negotiation.

Shawn Kennedy also reported: "the potential of above ground materials at Sleeper is being addressed separately. This work is outlined in the 2006 X-Cal Annual Report. Any conclusions must be reported within the NI-43-101 framework".

CORTEZ AREA
Reese River Pediment Property / Horse Mountain Lower Plate Window
Lander County, Nevada

Permits for the initial drilling of this property have been approved, subject to bonding. A small crew is preparing the property for its initial drill test.

The project was conceived by Placer Dome and farmed to X-CAL. Barrick has inherited the agreement. X-CAL intends to meet its year one obligations. (See 2006 X-Cal Annual Report for detail.)

CORTEZ AREA
Mill Creek Property / Goat Lower Plate Window
Lander County, Nevada

A lengthy process of permitting a "Plan of Operations" type permit to facilitate continued exploration of this property is ongoing and expected to be completed soon. An announcement will be made when the permitting process is completed.

SPRING VALLEY AREA
Pershing County, Nevada

X-CAL has recently staked some claims in this area.

Summary

Shareholders are encouraged to read the papers by independent consultants Dr. Richard Sillitoe and Dr. Jeffrey Hedenquist as summaries of Sleeper's potential and to use the NI-43-101 report by Thomason, Rowe and Kornze for detail.

The 30 square mile, district scale, Sleeper Gold Project is the primary focus of current work. The consolidation of the project 100% with X-CAL was an important achievement. The project has attracted top people. Drilling is underway. Shareholders have approved potential placements to fund expansion of the current drill program.

X-Cal's two lower plate properties in the Cortez Area and new property in the Spring Valley Area, Nevada, are prospective early stage projects.

The contents of this release have been reviewed by Robert Thomason, M.Sc., and Larry Kornze, P.Eng., who are "Qualified Persons" as defined by NI-43-101.

Shawn Kennedy
President

Caution Concerning Forward-Looking Statements

This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project, the Mill Creek Gold Project and the Reese River Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project, the Mill Creek Gold Project and the Reese River Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project, the Mill Creek Gold Project and the Reese River Project.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources Ltd. and X-Cal USA, Inc. undertake no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Visit our Website: www.x-cal.com
E-Mail: invrel@x-cal.com
For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 Fax: (604) 688-7740
Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poor's Directory.*

FORM 53-901.F
(previously Form 27)

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE *SECURITIES ACT* (BRITISH COLUMBIA) AND SECTION 146(1) OF THE *SECURITIES ACT* (ALBERTA) AND UNDER SECTION 75(2) OF THE *SECURITIES ACT* (ONTARIO)

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

IF THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL – SECTION 85" AND FILE IN AN ENVELOPE MARKED "CONFIDENTIAL – ATTENTION: SUPERVISOR, FINANCIAL REPORTING".

1. **Reporting Issuer**

X-Cal Resources Ltd.
P.O. Box 48479 Bentall Centre
Vancouver, British Columbia V7X 1A0
Telephone: 604-662-8245

2. **Date of Material Change**

September 19, 2006

3. **Press Release**

A Press release was disseminated on Tuesday, September 19, 2006.

4. **Summary of Material Change**

The Annual Meeting of the Shareholders of X-Cal Resources Ltd. was held in Toronto this week. A vote of 99.2% of the ballots cast passed all resolutions as proposed by management. X-Cal President Shawn Kennedy and Winthrop Rowe, M.Sc., updated the Shareholders on the activities of the company. A Power Point Presentation and the 2006 Annual Report augmented the talks. The 30 square mile, district scale, Sleeper Gold Project is the primary focus of current work. Drilling is underway. X-Cal's two lower plate properties in the Cortez Area and new property in the Spring Valley Area, Nevada, are prospective early stage projects.

5. **Full Description of Material Change**

See Schedule "A" Below

6. **Reliance on Section 85(2) of the Securities Act (British Columbia)**

N/A

7. Omitted Information

No information has been intentionally omitted from this form.

8. Senior Officers

The following senior officer of the Issuer may be contacted about the material change:

Shawn Kennedy
Telephone: 604-662-8245

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, on September 19, 2006.

X-CAL RESOURCES LTD.

"Shawn Kennedy"

By: ______________________________
Shawn Kennedy, President

SCHEDULE "A"

X-Cal Resources Ltd.

TSX/XCL September 19, 2006

News Release

SUMMARY OF THE X-CAL ANNUAL GENERAL MEETING

The Annual Meeting of the Shareholders of X-Cal Resources Ltd. was held in Toronto this week. A vote of 99.2% of the ballots cast passed all resolutions as proposed by management. The strong voter turnout is appreciated.

X-Cal President Shawn Kennedy and Winthrop Rowe, M.Sc., updated the Shareholders on the activities of the company. A Power Point Presentation and the 2006 Annual Report augmented the talks. The AGM Power Point Presentation and the 2006 X-Cal Annual Report are available on the company website at www.x-cal.com.

SLEEPER GOLD PROJECT
Humboldt County, Nevada

Shawn Kennedy stated: "In April of this year, X-Cal purchased the 50% interest in the Sleeper Gold Project that was held by a joint-venture partner and achieved 100% ownership of the project.

Top independent consultants Dr. Jeffrey Hedenquist and Dr. Richard Sillitoe reviewed the project for X-Cal prior to the purchase. Kinross Gold Corporation has recently increased its shareholding in X-CAL. These are encouraging validations of our work."

The potential of Sleeper is summarized in a 2006 paper entitled: "Exploration Potential of The Sleeper Property, Nevada" by Dr. Richard Sillitoe. In his paper, Dr. Sillitoe compares the Sleeper gold system to both Midas in Nevada and El Peñón in Chile.

The AGM power point included a slide showing the vein pattern at El Peñón in Chile next to a slide of the priority targets at Sleeper, illustrating a more developed epithermal system next to the relatively unexplored Sleeper gold property. (See AGM 2006 Power Point Presentation @ www.x-cal.com.)

A current NI 43-101 type technical report by Thomason, Kornze and Rowe recommends a major drilling program for the Sleeper Gold Property. The above-mentioned documents are available at www.x-cal.com and provide a framework for understanding the technical aspects of the Sleeper Gold Project.

The exploration team is functioning well. They are professionals with "Nevada track records". Two of the members have major Nevada gold mines named after them (Newmont's Ken Snyder Midas Mine and Barrick's Betze Gold Mine). Collectively, the team members have very good reputations and specialize in a variety of geologic disciplines. (See photo on Page 6 of the 2006 X-Cal Annual Report.)

The data described in the above reports is used to plan drilling. Individuals provide their personal recommendations as a starting point. Current recommendations for Sleeper District drilling total 227 drill holes or approx 300,000 feet. A series of team meetings will distill the recommended work to approximately 150 drill holes totaling 150,000 feet, designed to test five "priority mine scale targets".

The phrase "mine scale target" as it is used by the team means an area as large or larger than the outline of the Sleeper Pit and Veins, where data indicates drill targets. The AGM 2006 Power Point Presentation outlines the priority target areas using this type of template. Win Rowe, M.Sc., displayed detail from the Sleeper database and explained some of the logic for drill site locations.

Past exploration by the Sleeper Joint Venture (New Sleeper Gold and X-Cal, with New Sleeper as operator) concentrated the majority of drilling in close proximity to the Sleeper Pit. A slide in the AGM power point shows where drilling was concentrated and illustrates that the majority of the property is still relatively untested.

During the JV, a drill hole intercept of 179.5 ft averaging 0.35 opt gold (12.1 g/t Au) with 6.9 opt silver (239.4 g/t Ag), in the West Wood Area was encouraging, as well as some of the other intercepts from the JV work. These results are detailed in the March 2006 NI-43-101 report. Application of the "mine scale target criteria" has lowered the priority of these areas. The "West Wood" and "Facilities" areas may regain importance as adjuncts to potential new discoveries from current work.

Current drilling by X-CAL is testing along a +5KM area called "Range Front" located parallel and to the east of the mine site. The team has identified a "mine scale target" named "Range Front South" within this area. "Range Front South" is circled on one of the power point slides. Winthrop Rowe, M.Sc., discussed some of the data that attracted the team to this area.

The "Range Front" is scheduled for 15 drill holes. The proposed program to test the five priority areas involves approximately 150 drill holes. Funding for current work is from the existing treasury. Funding for the total program is a matter of ongoing discussion and negotiation.

Shawn Kennedy also reported: "the potential of above ground materials at Sleeper is being addressed separately. This work is outlined in the 2006 X-Cal Annual Report. Any conclusions must be reported within the NI-43-101 framework".

CORTEZ AREA
Reese River Pediment Property / Horse Mountain Lower Plate Window
Lander County, Nevada

Permits for the initial drilling of this property have been approved, subject to bonding. A small crew is preparing the property for its initial drill test.

The project was conceived by Placer Dome and farmed to X-CAL. Barrick has inherited the agreement. X-CAL intends to meet its year one obligations. (See 2006 X-Cal Annual Report for detail.)

CORTEZ AREA
Mill Creek Property / Goat Lower Plate Window
Lander County, Nevada

A lengthy process of permitting a "Plan of Operations" type permit to facilitate continued exploration of this property is ongoing and expected to be completed soon. An announcement will be made when the permitting process is completed.

SPRING VALLEY AREA
Pershing County, Nevada

X-CAL has recently staked some claims in this area.

Summary

Shareholders are encouraged to read the papers by independent consultants Dr. Richard Sillitoe and Dr. Jeffrey Hedenquist as summaries of Sleeper's potential and to use the NI-43-101 report by Thomason, Rowe and Kornze for detail.

The 30 square mile, district scale, Sleeper Gold Project is the primary focus of current work. The consolidation of the project 100% with
X-CAL was an important achievement. The project has attracted top people. Drilling is underway. Shareholders have approved potential placements to fund expansion of the current drill program.

X-Cal's two lower plate properties in the Cortez Area and new property in the Spring Valley Area, Nevada, are prospective early stage projects.

The contents of this release have been reviewed by Robert Thomason, M.Sc., and Larry Kornze, P.Eng., who are "Qualified Persons" as defined by NI-43-101.

Shawn Kennedy
President

Caution Concerning Forward-Looking Statements

This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project, the Mill Creek Gold Project and the Reese River Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project, the Mill Creek Gold Project and the Reese River Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project, the Mill Creek Gold Project and the Reese River Project.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources Ltd. and X-Cal USA, Inc. undertake no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Visit our Website: www.x-cal.com
E-Mail: invrel@x-cal.com
For further information contact: ***Shawn Kennedy, President***

Tel: (604) 662-8245   Fax: (604) 688-7740

Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poor's Directory.*